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EXHIBIT 12.1

The Neiman Marcus Group, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Years Ended
	July 30, 2005	July 31, 2004	August 2, 2003	August 3, 2002(1)	July 28, 2001
	(in thousands, except ratios)
Fixed Charges:
Interest on debt	$24,036	$20,871	$18,686	$20,832	$20,418
Amortization of debt discount and expense	248	220	254	251	247
Interest element of rentals	22,770	20,823	19,041	17,952	19,008

Total fixed charges	$47,054	$41,914	$37,981	$39,035	$39,673

Earnings:
Earnings before income taxes, minority interest and change in accounting principle	$399,148	$329,313	$205,840	$162,244	$178,440
Add back:
Fixed charges	47,054	41,914	37,981	39,035	39,673
Amortization of capitalized interest	538	424	401	312	258
Less:
Capitalized interest	(5,350)	(3,036)	(1,425)	(3,116)	(1,954)

Total earnings	$441,390	$368,615	$242,797	$198,475	$216,417

Ratio of earnings to fixed charges	9.4	8.8	6.4	5.1	5.5

(1)
2002 includes 53 weeks of operations while the other years presented consist of 52 weeks of operations.

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  EXHIBIT 12.1
The Neiman Marcus Group, Inc. Computation of Ratio of Earnings to Fixed Charges (Unaudited)